Exhibit (a)(2)(viii)

PRESS RELEASE
For immediate release

EXFO clarifies the situation about the recent unsolicited non-binding proposal made by Viavi Solutions Inc.

QUEBEC CITY, CANADA, July 22, 2021 — The Board of Directors of EXFO Inc. (NASDAQ: EXFO; TSX: EXF) (“EXFO” or the “Corporation”) wishes, after careful consideration with the assistance of its independent legal advisors and acting on the unanimous recommendation of the special committee of the Board of Directors comprised entirely of independent directors (the “Special Committee”), to clarify the situation for shareholders and other stakeholders about the unsolicited non-binding proposal (the “Proposal”) made by Viavi Solutions Inc. on July 20, 2021.

In a going-private transaction announcement on June 7, 2021 and as reiterated  by press releases issued on June 16, 2021, and July 20, 2021,  Mr. Lamonde (the “Controlling Shareholder”) who controls, directly or indirectly, 61.46% of the issued and outstanding shares of EXFO and 93.53% of the voting rights attached to all the issued and outstanding shares of EXFO, stated publicly and to EXFO’s Board of Directors that he would not consider any proposal made by Viavi Solutions Inc. or any alternative change of control transaction.

Consistent with its fiduciary duties, EXFO’s Board of Directors, with Mr. Germain Lamonde and Mr. Philippe Morin having recused themselves from the meeting, reviewed and diligently considered the Proposal along with the Special Committee and their advisors. The unambiguous statements by the Controlling Shareholder that he rejects the Proposal led EXFO’s Board of Directors to conclude that it will not pursue the Proposal as it is not capable of being completed and therefore, is not a “Superior Proposal” as such term is defined in the Arrangement Agreement.

The special meeting of the shareholders to approve the going-private transaction is scheduled to be held on August 13, 2021.  Additional details regarding the terms and conditions of the proposed transaction as well as the rationale for the recommendations made by the Special Committee and the Board of Directors is set out in the management proxy circular filed and mailed to shareholders, which, together with the Arrangement Agreement, is available under EXFO’s profile at www.sedar.com.

In connection with the transaction, the Corporation has prepared and mailed a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). The Schedule 13E-3 has been  filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATION, THE TRANSACTION, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders will also be able to obtain these documents, as well as other filings containing information about the Corporation, the transaction, and related matters, without charge from the SEC’s website (http://www.sec.gov).

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

EXFO-C

No Offer or Solicitation
This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares of EXFO.

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com